SABRE INDUSTRIES, INC.

1120 Welsh Road, Suite 210
North Wales, Pennsylvania 19454

June 6, 2011

VIA ELECTRONIC TRANSMISSION

Era Anagnosti

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	Sabre Industries, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-166432) (the “Registration Statement”)

Dear Ms. Anagnosti:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for its consent to withdraw the Company’s Registration Statement, as originally filed by the Company with the Commission on April 30, 2010, and most recently amended on May 19, 2011, together with all exhibits thereto, with such application to be approved effective immediately or as soon thereafter as practicable.

The Registration Statement was filed in connection with a proposed initial public offering of the Company’s common stock, par value $0.01 per share (the “Common Stock”).  The Company has determined not to proceed with its proposed initial public offering at this time due to the current pricing environment for initial public offerings.  Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.  The Registration Statement was declared effective by the Commission on May 25, 2011.  No sales of the Company’s Common Stock were made pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

In addition, the Company hereby respectfully applies to the Commission for its consent to withdraw the Company’s Registration Statement on Form 8-A (File No. 000-1104659) filed with the Commission on May 12, 2011, together with all exhibits thereto, with such application to be approved effective concurrently with the withdrawal of the Registration Statement to which it relates.

We would appreciate if you would please provide Julie M. Allen of Proskauer Rose LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number is (212) 969-2900.

Should you have any questions regarding this matter, please contact Julie M. Allen at (212) 969-3155. Thank you for your assistance.

Very truly yours,

SABRE INDUSTRIES, INC.

By:	/s/ Peter J. Sandore
Name: Peter J. Sandore
Title: President and Chief Executive Officer